ALEXCO RESOURCE CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS
ENDED DECEMBER 31, 2010
(unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of dollars)
	DECEMBER 31	JUNE 30
	2010	2010
ASSETS
Current Assets
Cash and cash equivalents	$46,137	$24,383
Restricted cash and deposits	-	3,232
Accounts and other receivable	5,641	2,354
Inventories (see note 5)	4,284	-
Prepaid expenses and other current assets	412	720
	56,474	30,689
Restricted Cash and Deposits	3,896	4,379
Property, Plant and Equipment (see note 6)	29,546	15,556
Mineral Properties (see note 7)	104,475	84,057
Intangible Assets	733	929
	$195,124	$135,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$9,098	$9,864
Consulting services contract loss provision	390	156
Deposits under silver purchase agreement (see note 8)	279	-
	9,767	10,020
Consulting Services Contract Loss Provision	248	360
Unearned Revenue	544	452
Deposits Under Silver Purchase Agreement (see note 8)	51,213	30,382
Asset Retirement Obligations	2,143	1,511
Future Income Tax Liabilities	5,594	7,995
	69,509	50,720
Shareholders’ Equity	125,615	84,890
	$195,124	$135,610

COMMITMENTS (see note 15)
APPROVED ON BEHALF OF	SUBSEQUENT EVENTS (see notes 7, 8 and 11)
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31				(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)	Three Months Ended		Six Months Ended
	2010	2009	2010	2009

Consulting Revenue	$1,733	$938	$3,386	$2,450

Consulting Costs	1,264	822	2,444	1,855

Gross Profit	469	116	942	595

Expenses
Accretion of asset retirement obligations	11	4	20	9
Amortization of property, plant and equipment (see note 6)	41	42	82	91
Amortization of intangible assets	35	123	73	246
Business development and investor relations	187	107	352	240
Foreign exchange loss (gain)	(57)	6	(53)	45
Office and miscellaneous	338	264	612	484
Professional fees	124	153	395	243
Regulatory fees	25	29	49	47
Salaries and contractors and stock-based compensation	1,020	871	2,039	1,542
Travel	80	34	155	82
Loss on disposal of property, plant and equipment	-	-	-	30
Write-down of intangible assets	-	-	123	-

	1,804	1,633	3,847	3,059

Loss Before Other Income and Recovery of Taxes	(1,335)	(1,517)	(2,905)	(2,464)

Other Income
Interest income	34	11	90	19
Miscellaneous income	-	-	-	70

Loss Before Recovery of Taxes	(1,301)	(1,506)	(2,815)	(2,375)

Recovery of Taxes
Future	462	57	1,626	204

Net Loss and Comprehensive Loss	$(839)	$(1,449)	$(1,189)	$(2,171)

Loss Per Share – Basic and Diluted	$(0.02)	$(0.03)	$(0.02)	$(0.05)
Weighted Average Number of Shares Outstanding (in thousands of shares)	54,418	43,304	53,860	43,192

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31				(unaudited)
(expressed in thousands of dollars)
	Three Months Ended		Six Months Ended
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net loss	$(839)	$(1,449)	$(1,189)	$(2,171)
Items not affecting cash from operations –
Unearned revenue	46	(57)	92	(204)
Consulting services contract loss provision	(60)	(20)	122	(35)
Accretion of asset retirement obligations	11	4	20	9
Amortization of property, plant and equipment	87	100	145	205
Amortization of intangible assets	35	123	73	246
Stock-based compensation	245	-	490	67
Loss on disposal of property, plant and equipment	-	-	-	30
Write-down of intangible assets	-	-	123	-
Recovery of future income taxes	(462)	138	(1,626)	275

	(937)	(1,161)	(1,750)	(1,578)

Expenditures on asset retirement obligations	(1)	(34)	(27)	(102)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(38)	(391)	(1,743)	(294)
Prepaid expenses and other current assets	(225)	(172)	49	26
Accounts payable and accrued liabilities	(424)	492	(227)	88

	(1,624)	(1,266)	(3,698)	(1,860)

Cash Flows from Investing Activities
Investment in mineral properties	(14,501)	(2,414)	(24,833)	(7,039)
Purchase of property, plant and equipment	(8,268)	(530)	(15,227)	(1,581)
Increases in restricted cash and deposits	(21)	(324)	(1,149)	(334)
Decreases in restricted cash and deposits	2,600	962	4,865	4,966

	(20,190)	(2,306)	(36,344)	(3,988)

Cash Flows from Financing Activities
Deposits received under silver purchase agreement	14,388	-	21,110	-
Common shares issued through offerings	41,000	9,500	41,000	9,500
Issuance costs	(2,533)	(614)	(2,533)	(614)
Common shares issued on exercise of stock options	1,828	53	2,219	53
Common shares issued on exercise of warrants	-	-	-	420

	54,683	8,939	61,796	9,359

Net Cash Flows	32,869	5,367	21,754	3,511

Cash and Cash Equivalents – Beginning of Period	13,268	8,189	24,383	10,045

Cash and Cash Equivalents – End of Period	$46,137	$13,556	$46,137	$13,556

SUPPLEMENTAL INFORMATION (see note 12)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(expressed in thousands of dollars)

	Common Shares
				Stock	Contributed
	Shares	Amount	Warrants	Options	Surplus	Deficit	Total

Balance – June 30, 2009	43,079,586	$70,022	$2,854	$5,223	$1,090	$(19,426)	$59,763

Equity offering, net of issuance costs	2,375,000	9,056	-	-	-	-	9,056
Issuance costs attributed to renunciation of exploration expenditures	-	(1,800)	-	-	-	-	(1,800)
Compensation expense recognized	-	-	-	257	-	-	257
Exercise of stock options	35,600	85	-	(32)	-	-	53
Stock options expired	-	-	-	(51)	51	-	-
Exercise of warrants	210,000	454	(34)	-	-	-	420
Warrants expired, net of tax	-	-	(2,820)	-	2,584	-	(236)
Net loss for the period	-	-	-	-	-	(2,171)	(2,171)

Balance – December 31, 2009	45,700,186	77,817	-	5,397	3,725	(21,597)	65,342

Equity offering, net of issuance costs	7,350,000	24,035	-		-	-	24,035
Issuance costs attributed to renunciation of exploration expenditures	-	(2,850)	-		-	-	(2,850)
Compensation expense recognized	-	-	-	1,182	-	-	1,182
Exercise of stock options	138,750	366	-	(137)	-	-	229
Stock options expired	-	-	-	(180)	180	-	-
Net loss for the period	-	-	-	-	-	(3,048)	(3,048)

Balance – June 30, 2010	53,188,936	99,368	-	6,262	3,905	(24,645)	84,890

Equity offering, net of issuance costs (see note 9)	5,000,000	38,782	282	-	-	-	39,064
Compensation expense recognized	-	-	-	631	-	-	631
Exercise of stock options	990,170	3,356	-	(1,137)	-	-	2,219
Stock options expired	-	-	-	(17)	17	-	-
Exercise of warrants	-	-	-	-	-	-	-
Warrants expired	-	-	-	-	-	-	-
Net loss for the period	-	-	-	-	-	(1,189)	(1,189)

Balance – December 31, 2010	59,179,106	$141,506	$282	$5,739	$3,922	$(25,834)	$125,615

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mining operations and mineral exploration and development in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and internationally.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B. C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2010.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new accounting policies adopted as a result of the start-up of and, effective January 1, 2011, the commencement of commercial production from the Bellekeno mine, the Corporation’s first producing mine and therefore a new operation:

(a) Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed into concentrate form for sale. Ore in stockpiles and concentrate are valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production- related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies are valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

	(b)	Revenue Recognition

Revenue arising from the sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred in accordance with the agreements entered into between the Corporation and the concentrate off-taker, generally at time of delivery to the smelter. Revenue is determined based on the estimated prices for payable metals contained in the concentrate, on which final settlement will be determined as specified in the concentrate off-take agreement. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked to market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Inventories

	December 31	June 30
	2010	2010

Ore in stockpiles	$2,726	$-
Concentrate	1,110	-
Materials and supplies	448	-

	$4,284	$-

6.	Property, Plant and Equipment

			December 31,
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,992	$1,229	$2,763
Ore processing mill under construction	24,395	-	24,395
Heavy machinery and equipment	3,564	1,474	2,090
Leasehold improvements	436	284	152
Furniture and office equipment	215	134	81
Computer hardware and software	392	327	65

	$32,994	$3,448	$29,546

			June 30,
		Accumulated	2010
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,636	$1,034	$2,602
Ore processing mill under construction	10,640	-	10,640
Heavy machinery and equipment	3,170	1,154	2,016
Leasehold improvements	436	247	189
Furniture and office equipment	196	113	83
Computer hardware and software	338	312	26

	$18,416	$2,860	$15,556

During the three and six month periods ended December 31, 2010, the Corporation recorded total amortization of property, plant and equipment of $309,000 and $588,000 (2009 – $215,000 and $439,000), of which $219,000 and $409,000 (2009 – $115,000 and $234,000) was related to property, plant and equipment used in exploration and development activities and has been capitalized to mineral properties and $3,000 and $35,000 (2009 – $nil and $nil) was capitalized to the ore processing mill under construction. The balance of $87,000 and $144,000 (2009 – $100,000 and $205,000) has been charged to income, of which $46,000 and $62,000 (2009 – $58,000 and $114,000) is recorded in consulting costs and $41,000 and $82,000 (2009 – $42,000 and $91,000) is reflected under general expenses.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

7.	Mineral Properties

		Expenditures
	June 30	Incurred	December 31
	2010	In the Period	2010

Mineral Property Acquisition Costs
Keno Hill District Properties –
Bellekeno	$3,553	$-	$3,553
Lucky Queen	148	-	148
McQuesten	2,158	-	2,158
Onek	1,277	-	1,277
Silver King	1,424	-	1,424
Other Keno Hill Properties	4,837	66	4,903
Brewery Creek	21	-	21
Other	98	-	98

	13,516	66	13,582

Deferred Exploration and Development Costs
Keno Hill District Properties –
Bellekeno	44,298	12,796	57,094
Lucky Queen	5,127	165	5,292
McQuesten	91	1,120	1,211
Onek	10,579	-	10,579
Silver King	4,806	1,450	6,256
Other Keno Hill Properties	5,551	4,821	10,372
Brewery Creek	-	-	-
Other	89	-	89

	70,541	20,352	90,893

Total	$84,057	$20,418	$104,475

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under the Corporation’s silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”).

For the period ended December 31, 2010, deferred exploration and development costs of $12,796,000 incurred with respect to the Bellekeno property are a net amount comprised of gross expenditures of $18,623,000, less $4,284,000 reclassified to inventories as at December 31, 2010 and less $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

8.	Deposits Under Silver Purchase Agreement

	December 31	June 30
	2010	2010

Deposits under silver purchase agreement	$51,492	$30,382
Less: Current portion	(279)	-

	$51,213	$30,382

During the three and six month periods ended December 31, 2010, the Corporation received further deposit payments totaling US$14,238,000 (CAD$14,388,000) and US$20,647,000 (CAD$21,110,000) under its silver purchase agreement with Silver Wheaton, which deposit amounts are being paid on a monthly draw-down basis to fund the Bellekeno mine development and infrastructure and ore processing mill construction costs. Subsequent to December 31, 2010 and following satisfaction of the initial completion test for the Bellekeno mine, the Corporation received the final deposit amount of US$2,454,000 from Silver Wheaton.

9.	Share Capital

Effective December 23, 2010, the Corporation issued 5,000,000 common shares pursuant to a bought deal equity offering under a short form prospectus at $8.20 per share, for aggregate gross proceeds of $41,000,000. The underwriters were paid a cash commission of 6% of the gross proceeds from the brokered offering, and received broker warrants to acquire 200,000 common shares at any time until December 23, 2011 at a price of $8.50 per share. Net proceeds from the issuance were $38,782,000, after issuance costs comprised of the underwriters’ commission of $2,460,000, the fair value of the broker warrants granted of $282,000 and other issuance costs of $305,000, less the future income tax benefit of such costs of $829,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

10.	Warrants

The changes in warrants issued are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2009	$5.37	2,094,689	$2,854

Warrants exercised	$2.00	(210,000)	(34)
Warrants expired, net of tax	$5.75	(1,884,689)	(2,820)

Balance – December 31, 2009 and June 30, 2010	-	-	-

Broker warrants issued (see note 9)	$8.50	200,000	282

Balance – December 31, 2010	$8.50	200,000	$282

The fair value of warrants issued during the three month period ended December 31, 2010 was determined under the Black-Scholes option pricing model based on their full term and using a risk-free interest rate of 1.20%, an expected volatility of 59% and no expected dividends.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

11.	Stock-Based Compensation

The changes in incentive stock options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable
	price	on exercise	Amount

Balance – June 30, 2009	$2.90	3,801,100	$5,223

Stock options granted	$2.76	250,000	-
Compensation expense recognized	-	-	257
Options exercised	$1.50	(35,600)	(32)
Options expired	$3.82	(28,000)	(51)

Balance – December 31, 2009	$2.90	3,987,500	5,397

Stock options granted	$3.45	1,182,000	-
Compensation expense recognized	-	-	1,181
Options exercised	$1.62	(138,750)	(136)
Options expired	$4.54	(85,000)	(180)

Balance – June 30, 2010	$3.03	4,945,750	6,262

Compensation expense recognized	-	-	631
Options exercised	$1.15	(990,170)	(1,137)
Options expired	$2.02	(8,500)	(17)

Balance – December 31, 2010	$3.23	3,947,080	$5,739

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

Incentive stock options outstanding and exercisable at December 31, 2010 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	450,000	1.46	$ 0.80	450,000	$ 0.80
$1.50	57,500	1.96	$ 1.50	57,500	$ 1.50
$1.65	382,250	5.21	$ 1.65	382,250	$ 1.65
$2.18	50,000	5.56	$ 2.18	50,000	$ 2.18
$2.90	50,000	5.88	$ 2.90	50,000	$ 2.90
$3.08	855,000	2.38	$ 3.08	855,000	$ 3.08
$3.45	1,099,830	6.23	$ 3.45	311,830	$ 3.45
$4.46	142,500	4.12	$ 4.46	142,500	$ 4.46
$4.99	645,000	3.05	$ 4.99	645,000	$ 4.99
$5.19	150,000	3.78	$ 5.19	150,000	$ 5.19
$5.38	50,000	3.42	$ 5.38	50,000	$ 5.38
$5.90	15,000	3.17	$ 5.90	15,000	$ 5.90

	3,947,080	3.87	$ 3.23	3,159,080	$ 3.18

The stock-based compensation expense recognized during the three and six month periods ended December 31, 2010 in respect of options granted was $308,000 and $631,000 (2009 – $190,000 and $257,000), of which $245,000 and $490,000 (2009 – $ nil and $67,000) have been charged to income and $63,000 and $141,000 (2009 – $190,000 and $190,000) have been capitalized to mineral properties.

Subsequent to December 31, 2010, an aggregate of 1,370,000 incentive stock options were granted under the Corporation’s stock option plan, a total of 14,000 incentive stock options have been exercised and a total of 43,333 incentive stock options have expired.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and six month periods ended December 31, 2010 and 2009 is summarized as follows:

	Three Months Ended		Six Months Ended
	2010	2009	2010	2009

Composition of Cash and Cash Equivalents
Cash	$6,630	$9,550	$6,630	$9,550
Demand deposits	39,507	4,006	39,507	4,006

	$46,137	$13,556	$46,137	$13,556

Non-Cash Investing and
Financing Transactions
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$(658)	$(852)	$357	$(2,237)
Property, plant and equipment	$(2,322)	$(346)	$(872)	$243
Share issuance costs	$232	$21	$232	$21
Prepaid expenses	$(79)	$72	$(259)	$72

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Segmented Information

For the three months ended	Consulting	Exploration and
December 31, 2010	Services	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,550	$-	$-	$1,550
Non-Canadian	183	-	-	183
Intersegment	622	-	-	622
Total segment revenues	2,355	-	-	2,355
Intersegment revenues eliminated on consolidation	(622)	-	-	(622)
Total revenues as reported	$1,733	$-	$-	$1,733

Segment income (loss) before recovery of taxes	$44	$-	$(1,345)	$(1,301)

Total assets	$5,910	$143,994	$45,220	$195,124

For the three months ended	Consulting	Exploration and
December 31, 2009	Services	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$885	$-	$-	$885
Non-Canadian	53	-	-	53
Intersegment	377	-	-	377
Total segment revenues	1,315	-	-	1,315
Intersegment revenues eliminated on consolidation	(377)	-	-	(377)
Total revenues as reported	$938	$-	$-	$938

Segment loss before recovery of taxes	$(336)	$-	$(1,170)	$(1,506)

Total assets	$5,700	$82,625	$6,837	$95,162

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

For the six months ended	Consulting	Exploration and
December 31, 2010	Services	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,838	$-	$-	$2,838
Non-Canadian	548	-	-	548
Intersegment	1,175	-	-	1,175
Total segment revenues	4,561	-	-	4,561
Intersegment revenues eliminated on consolidation	(1,175)	-	-	(1,175)
Total revenues as reported	$3,386	$-	$-	$3,386

Segment income (loss) before recovery of taxes	$5	$-	$(2,820)	$(2,815)

Total assets	$5,910	$143,994	$45,220	$195,124

For the six months ended	Consulting	Exploration and
December 31, 2009	Services	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,913	$-	$-	$1,913
Non-Canadian	537	-	-	537
Intersegment	848	-	-	848
Total segment revenues	3,298	-	-	3,298
Intersegment revenues eliminated on consolidation	(848)	-	-	(848)
Total revenues as reported	$2,450	$-	$-	$2,450

Segment loss before recovery of taxes	$(680)	$(30)	$(1,665)	$(2,375)

Total assets	$5,700	$82,625	$6,837	$95,162

The Corporation’s two operating segments during the three and six month periods ended December 31, 2010 were consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third- party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

14.	Related Party Transactions

During the three and six month period ended December 31, 2010, the Corporation incurred $26,000 and $48,000 (2009 – $24,000 and $48,000) in respect of rent of office space under an agreement with Access Field Services, a company owned by certain individuals who are executive officers of the Corporation and its subsidiary Access. At December 31, 2010, accounts payable and accrued liabilities include $9,700 due to Access Field Services (June 30, 2010 – $5,400).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED DECEMBER 31, 2010	(unaudited)
(figures in tables are expressed in thousands of dollars)

15.	Commitments

As at December 31, 2010, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in December 2009 and for all prior flow-through share issuances.